Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Operating and Financial Review and Prospects contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could”, “intends,” “estimates,” “suggests,” “has the potential to” and other words and phrases of similar meaning, including, without limitation, statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs, and potential future payments to holders of CVRs, all of which statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; that the Trehalose program may not generate any revenues for the Company or for holders of the CVRs, and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line or the Trehalose program could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  Additionally, the Company’s operations may be adversely affected by the global COVID-19 pandemic whether due to facility closures, stay-at-home orders, supply-chain disruptions or otherwise. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in its Annual Report on Form 20-F for the year ended December 31, 2019.  The forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

Overview

Enlivex Therapeutics, Ltd., a company organized under the laws of the State of Israel (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”), is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no FDA-approved treatments, as well as treating solid tumors via modulating immune-checkpoint rebalancing. Our innovative immunotherapy candidate, Allocetra™, is a novel immunotherapy candidate based on a unique mechanism of action that targets clinical indications that are defined as “unmet medical needs” such as preventing or treating complications associated with sepsis and acute multiple organ failure, bone marrow transplants and/or hematopoietic stem cell transplants. We also intend to develop our cell-based therapy to be combined with effective treatments of solid tumors via immune checkpoint rebalancing to increase the efficacy of various anti-cancer therapies, including Chimeric Antigen Receptor T-Cell therapies and T-Cell Receptor therapies.

The Merger

On March 26, 2019, we consummated a merger transaction, pursuant to which our wholly owned subsidiary, Treblast Ltd., merged with and into Enlivex Therapeutics R&D Ltd., (“Enlivex R&D”, formerly known as Enlivex Therapeutics Ltd.), with Enlivex R&D remaining as the surviving entity in the merger (the “Merger”). Upon consummation of the Merger, we changed our name from Bioblast Pharma Inc. to Enlivex Therapeutics Ltd.

At the closing of the Merger, we, Enlivex R&D, a representative of the Company’s pre-Merger shareholders, and a rights agent, entered into a Contingent Value Rights Agreement, pursuant to which (the “CVR Agreement”). Pursuant to the CVR Agreement, the Company’s shareholders immediately prior to the Merger received one contingent value right (each, a “CVR”) for each ordinary share of the Company held of record immediately prior to the closing of the Merger. Each CVR represents the right to receive payments based on the Company’s pre-Merger clinical development programs. CVR holders are entitled to receive 100% of any payments up to $20.0 million received by the Company and 50% of any subsequent consideration received by the Company in excess of such amount, in each case with respect to such pre-Merger clinical development programs and net of all related transaction expenses.

Prior to the Merger, on February 19, 2019 the Company sold its pre-Merger clinical development programs to Seelos Therapeutics, Inc. (“Seelos”), a clinical-stage biopharmaceutical company. Under the terms of the agreement between the Company and Seelos, Seelos paid $1.5 million at closing and an additional $2.0 million on the first anniversary of the closing. Seelos has agreed to pay additional milestone payments of up to $17.0 million upon completion of the related clinical study and approval of a New Drug Application by the FDA, as well as royalties. Amounts received from Seelos are payable to holders of the CVRs in accordance with, and to the extent provided by, the CVR Agreement.

The Merger has been treated as a reverse recapitalization of the pre-Merger Company for financial accounting and reporting purposes. As such, Enlivex R&D is treated as the acquirer, and the pre-Merger Company is treated as the acquired entity for accounting and financial reporting purposes.

The Company’s ordinary shares are traded on the Nasdaq Capital Market and the Tel Aviv Stock Exchange under the symbol “ENLV”.

Financing During First Quarter 2020

On February 26, 2020, we consummated a registered direct offering to certain institutional investors of an aggregate of 1,000,000 ordinary shares, at a purchase price of $8.00 per share, for aggregate gross proceeds of $8.0 million (the “February 2020 offering”). Additionally, we issued to the placement agent in the February 2020 offering warrants to purchase up to 70,000 ordinary shares, which are exercisable at a price of $10.00 per ordinary share at any time during a period of five years from the issuance date.

On March 1, 2020, we consummated a second registered direct offering to certain institutional investors of an aggregate of 2,093,750 ordinary shares, together with warrants to purchase up to 2,093,750 ordinary shares, at a combined purchase price of $8.00 per share and associated warrant to purchase one ordinary share, for aggregate gross proceeds of $16.75 million (the “March 2020 offering”). The investor warrants are exercisable at a price of $9.00 per ordinary share at any time during a period of two years from the issuance date. Additionally, we issued to the placement agent in the March 2020 offering warrants to purchase up to 146,563 ordinary shares, which are exercisable at a price of $10.00 per ordinary share at any time during a period of two years from the issuance date.

Impact of COVID-19

Based on the Company’s assessment, the Company is not currently aware of any potential material impact on timelines of its planned clinical trials, manufacturing capabilities or available capital resources resulting from the worldwide spread of the SARS-CoV-2 coronavirus, which causes COVID-19. However, the full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, will depend on future developments that are highly uncertain as of the date of issuance of this Operating and Financial Review and Prospects. Actual results could differ from the Company’s estimates.

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the Israel Innovation Authority and pursuant to the sale of equity and equity-linked securities in both private and registered equity offerings to our affiliates, shareholders and third-party investors. As of June 30, 2020, we had approximately $30 million in cash and cash equivalents and short-term bank deposits. As of June 30, 2020, we had an accumulated deficit of approximately $29.5 million. Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted through the fourth quarter of 2022. We expect that we will continue to incur operating losses, which may be substantial, over at least the next several years, and we will likely need to obtain additional funds to further develop our research and development programs. Our ability to generate revenue and become profitable depends upon the clinical success of our product candidates, regulatory approvals and our ability to successfully commercialize products.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of research and development activities at our laboratory in Israel, including drug and laboratory supplies and costs for facilities and equipment, outsourced development expenses, including the costs of regulatory consultants and certain other service providers, salaries and related personnel expenses (including stock-based compensation) and fees paid to external service providers, patent-related legal fees and the costs of preclinical studies and clinical trials. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expenses in the near future as we continue to develop our product candidates. Increases or decreases in research and development expenditures are attributable to the number and duration of our preclinical and clinical studies.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. Furthermore, although we expect to obtain additional grants from the Israel Innovation Authority, we cannot be certain that we will do so. Clinical development timelines, the probability of success and development costs can differ materially from our current expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy and to conduct additional clinical trials for our product candidates.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of each candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidates in certain indications in order to focus our resources on more promising indications for any such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future as we continue the advancement of our clinical product development for our current indications and as we potentially pursue additional indications. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our liquidity, financial position and results of operation.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation (including stock-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, travel costs and insurance premiums. Additionally, we incur expenses associated with the requirements applicable to a foreign private issuer in the United States.

Financial Income and Expenses

Our financial income and expenses consist of bank fees, exchange rate differences and expenses associated with financial derivative liabilities, such as warrants.

Other Comprehensive income (Loss)

Our functional currency is the New Israeli Shekel (“NIS”), while our presentation currency is the U.S. dollar. Gains or losses resulting from the translation from our functional currency to our presentation currency are recognized in other comprehensive income (loss).

Critical Accounting Policies and Estimate

The preparation of financial statements in accordance with United States generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on, among other things, events over which we may not have control. If market and other conditions change from those that we anticipate, our financial condition and results of operation may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect on our financial condition and results of operation. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ materially from these estimates.

Our significant accounting policies are described in detail in the notes to our audited consolidated financial statements appearing in our Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 30, 2020; however, we believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements.

Share-Based Compensation and Fair Value of Ordinary Shares

ASC 718 - “Compensation-stock Compensation”- (“ASC 718”) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option Pricing Model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods.

We estimate the fair value of our share-based awards to employees and non-employees using Black-Scholes, which requires the input of assumptions, some of which are highly subjective, including:

●	expected volatility of our ordinary shares;

●	expected term of the award;

●	risk-free interest rate;

●	expected dividends; and

●	estimated fair value of our ordinary shares on the measurement date.

Until the closing of the Merger, there was no active external or internal market for our ordinary shares. Thus, it was not possible to estimate the expected volatility of our share price in estimating fair value of options granted with respect to periods preceding the Merger. Accordingly, as a substitute for such volatility, we used the historical volatility of comparable companies in the industry. The expected term of options granted represents the period of time that options granted are expected to be outstanding, we use management’s estimates for the expected term of options due to insufficient readily available historical exercise data.

Compensation expense for options granted to non-employees is determined based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for awards granted to non-employees is re-measured in each quarterly period. Determining the appropriate fair value of the stock-based compensation requires the input of subjective assumptions, including the expected life of the stock-based payment, stock price volatility and value of our ordinary shares upon measurement date.

Results of Operations

Six and Three-Months Ended June 30, 2020 Compared to Six and Three-Months Ended June 30, 2019

The table below provides our results of operations for the six months ended June 30, 2020 and June 30, 2019:

	Six Months Ended June 30
	2020	2019
	(In thousands, except per share data) (unaudited)
Research and development expenses	$2,732	$2,274
General and administrative expenses	1,397	1,385
Operating loss	(4,129)	(3,659)
Financial income (expenses), net	294	(467)
Operating income (loss) post-finance expense & other income, net	(3,835)	(4,126)
Taxes on income	-	-
Net income (loss)	(3,835)	(4,126)
Other comprehensive income (loss)	(128)	534
Total comprehensive income (loss)	$(3,963)	$(3,592)
Basic income (loss) per share	$(0.31)	$(0.62)
Diluted income (loss) per share	$(0.31)	$(0.62)

The table below provides our results of operations for the three months ended June 30, 2020 and June 30, 2019:

	Three Months Ended June 30
	2020	2019
	(In thousands, except per share data) (unaudited)
Research and development expenses	$1,360	$696
General and administrative expenses	873	601
Operating loss	(2,233)	(1,297)
Financial income (expenses), net	(808)	(164)
Operating income (loss) post-finance expense & other income, net	(3,041)	(1,461)
Taxes on income	-	-
Net income (loss)	(3,041)	(1,461)
Other comprehensive income (loss)	888	234
Total comprehensive income (loss)	$(2,153)	$(1,227)
Basic income (loss) per share	$(0.23)	$(0.14)
Diluted income (loss) per share	$(0.23)	$(0.14)

Research and Development Expenses

For the six and three months ended June 30, 2020 and 2019, we incurred research and development expenses in the aggregate of $2,732,000, $2,274,000, $1,360,000, and $696,000, respectively. The increase of $458,000, or 20% for the six months ended June 30, 2020 as compared to the 2019 period was primarily due to a $296,000 increase in salaries, a $245,000 increase in clinical expenses and a $97,000 increase in materials consumption, which were offset by a $243,000 decrease in stock-based compensation to employees and directors and a $65,000 decrease in grants from the Israel Innovation Authority of an approved clinical development program of prevention of cytokine storm and organ dysfunction associated with Sepsis and COVID-19.

The increase of $664,000, or 95%, in research and development expenses for the three months ended June 30, 2020 as compared to 2019 was primarily due to a $162,000 increase in salaries, a $178,000 increase in clinical expenses, a $80,000 increase in patent and related expenses, and a $296,000 decrease in Israel Innovation Authority grants at 50% participation of an approved clinical development program of prevention of cytokine storm and organ dysfunction associated with Sepsis And COVID-19 as compared to the grants provided for the three months ended June 30, 2019.

General and Administrative Expenses

For the six and three months ended June 30, 2020 and 2019, we incurred general and administrative expenses in the aggregate of $1,397,000, $1,385,000, $873,000 and $601,000, respectively. The increase of $12,000, or 0.8%, for the six months ended June 30, 2020 as compared to the 2019 period was primarily due to a $222,000 increase in salaries, a $106,000 increase in insurance expenses and a $163,000 increase in professional services, which were offset by $376,000 decrease in withholding tax provision on preferred shares dividends (all such preferred shares converted to ordinary shares prior to or in connection with the Merger) and a $77,000 decrease in stock-based compensation to employees and directors. The increase of $272,000 or 45%, in general and administrative expenses for the three months ended June 30, 2020 as compared to 2019 was primarily due to a $194,000 increase in salaries and a $79,000 increase in professional services fees

Operating Loss

As a result of the foregoing research and development and general and administrative expenses for the six and three months ended June 30, 2020, our operating loss was $4,129,000 and $2,233,000, respectively, representing an increase of $470,000 and $936,000, or 13% and 73%, as compared to our operating loss for the six and three months ended June 30, 2019. This increase primarily resulted from an increase in salaries, costs of clinical expenses, an increase in accounting and legal expenses and insurance expenses offset by decrease in withholding tax provision and stock-based compensation and from the Israel Innovation Authority grants

Financial Income (Expenses), Net

Financial expenses, net and income, net consist of the following:

●	interest earned on our cash and cash equivalents; and

●	expenses or income resulting from fluctuations of the U.S. dollar and Euro, in which a portion of our assets and liabilities are denominated, against the NIS.

For the six and three months ended June 30, 2020 and 2019, we recorded net financial income (expenses) of $294,000, $(467,000) and $(808,000), $(164,000), respectively. The decrease in financial expense for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019, was primarily due to a decrease  in loss resulting from currency fluctuations on cash and cash equivalents and deposits denominated in currencies other than the NIS, changes in the fair value of our warrants and from interest earned on our cash and cash equivalents. The increase in financial expense for the three months ended June 30, 2020 as compared to the three months ended June 30, 2020 was primarily due to an increase in loss resulting from currency fluctuations on cash and cash equivalents and deposits denominated in currencies other than the NIS, changes in the fair value of our warrants and from interest earned on our cash and cash equivalents

Net Loss

As a result of the foregoing research and development and general and administrative expenses, for the six and three months ended June 30, 2020 our net loss was $3,835,000 and $3,041,000, respectively, representing a decrease of $291,000 and an increase of $1,580,000 as compared to our net loss of $4,126,000 and $1,461,000 for the comparable six and three-month periods for 2019. The decrease for the six-month period primarily resulted from a decrease in financial expenses, withholding tax provision, stock-based compensation and from the Israel Innovation Authority grants described above, which was offset by an increase in research and development expenses, including salaries, the costs of clinical studies and an increase in accounting and legal expenses. The increase for the three months ended June 30, 2020 primarily resulted from increase in research and development expenses, including salaries, the costs of clinical studies and an increase in in financial expenses

Other Comprehensive Income (Loss)

As a result of an increase of 0.29% and decrease of 2.8% in the U.S. dollar against the NIS in six and three months ended June 30, 2020 as compared to an decrease of 4.88% and 1.85% for the comparable prior year periods, we recorded expenses of $128,000 and income of $888,000 from exchange rate differences arising from translating our unaudited condensed consolidated financial statements from functional to presentation currency, as compared to income of $534,000 and $234,000 for the comparable prior year period.

Cash Flows

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

For the six months ended June 30, 2020 and 2019, net cash (used in) operations was $(2,895,000) and $(3,344,000), respectively. The decrease in net cash used in operations for the first half of 2020 as compared to the prior year period was primarily due to a decrease  in loss resulting from currency fluctuations on cash and cash equivalents as described above, which was offset by an increase in research and development expenses, as a result of increases in salaries, clinical study expenses and consultants’ fees.

For the six months ended June 30, 2020 and 2019, net cash (used in) investing activities was $(12,166,000) and $(1,412,000), respectively. The increase in net cash used in investing activities for the first half of 2020 as compared to 2019 resulted primarily from our deposit of cash into short-term interest-bearing bank deposits.

For the six months ended June 30, 2020 and 2019, net cash provided by financing activities was $22,553,000 and $7,710,000 respectively. This increase in cash provided by financing activities for the first half of 2020 as compared to 2019 resulted primarily from net proceeds of $22,456,000 from our issuance of ordinary shares and warrants in the February 2020 offering and the March 2020 offering.

Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of June 30, 2020, we had an accumulated deficit of approximately $29.5 million and working capital (current assets minus current liabilities) of approximately $29.3 million. We expect to incur losses from operations for the foreseeable future, and we expect to incur increasing research and development expenses, including expenses related to the hiring of personnel, conducting preclinical studies and clinical trials and outsourcing of certain development activities. We expect that general and administrative expenses will also increase as we expand our finance and administrative staff and add infrastructure.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through the fourth quarter of 2022. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any revenue, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

We currently do not have any commitments for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the Israel Innovation Authority, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

 Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because most of our expenses are denominated in NIS and the U.S. dollar. Our NIS and U.S. dollar expenses consist principally of payments made to employees, sub-contractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in the NIS and U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.